Exhibit 4.2

Description of Prudential Financial, Inc. Common Stock
The following briefly summarizes some provisions of Prudential Financial, Inc.’s (the “Company”, “Prudential Financial, Inc.”, “Prudential Financial”, “we”, “us” or “our”) amended and restated certificate of incorporation and amended and restated by-laws that would be important to holders of our Common Stock. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our amended and restated certificate of incorporation and amended and restated by-laws which are exhibits to the Annual Report on Form 10-K.
Our Common Stock
We have authorized 1,500,000,000 shares of Common Stock with a par value of $0.01 per share. As of January 31, 2021, approximately 397,000,000 shares of Common Stock were outstanding. The outstanding shares of Common Stock are fully paid and non-assessable.
Our Common Stock is listed on the New York Stock Exchange under the symbol “PRU”.
Dividend Rights
Holders of Common Stock may receive dividends as declared by our board of directors out of funds legally available for that purpose under the New Jersey Business Corporation Act, subject to the rights of any holders of any preferred stock.
Voting Rights
Each share of Common Stock gives the owner of record one vote on all matters submitted to a shareholder vote. The Common Stock votes together as a single class on all matters as to which common shareholders are generally entitled to vote.
Actions requiring approval of shareholders will generally require approval by a majority vote at a meeting at which a quorum is present. Our amended and restated certificate of incorporation provides that, with respect to shares of Common Stock and any shares of preferred stock voting together with the Common Stock as a class, the holders of at least 50% of the shares entitled to cast votes at a meeting of shareholders shall constitute a quorum at all meetings of shareholders for the transaction of business.
Liquidation Rights
In the event of a liquidation, dissolution or winding-up of Prudential Financial, each share of Common Stock will be entitled to receive an equal share in our net assets that remain after paying all liabilities and the liquidation preferences of any preferred stock.
Neither a merger nor a consolidation of us with any other entity, nor a sale, transfer or lease of all or any part of our assets would alone be deemed a liquidation, dissolution or winding-up for these purposes.
Pre-emptive Rights
Holders of our Common Stock have no pre-emptive rights with respect to any shares of capital stock that we may issue in the future.
Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws
A number of provisions of our amended and restated certificate of incorporation and amended and restated by-laws concern corporate governance and the rights of shareholders. Some provisions, including those granting  our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms of preferred stock without shareholder approval, may be viewed as having an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers that some shareholders may consider to be in their best interests. To the extent takeover attempts are discouraged, fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited.
The amended and restated certificate of incorporation and the amended and restated by-laws have provisions that also could delay or frustrate the removal of directors from office or the taking of control by shareholders, even if that action would be beneficial to shareholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they were favorable to the interests of shareholders, and could potentially depress the market price of the Common Stock.
The following is a summary of the material terms of these provisions of our amended and restated certificate of incorporation and amended and restated by-laws. The statements below are only a summary, and we refer you to the amended and restated certificate of incorporation and amended and restated by-laws. Each statement is qualified in its entirety by such reference.
Board of Directors; Number of Directors; Removal; Vacancies
Our amended and restated by-laws provide that the board of directors consists of not less than 10 nor more than 15 members, with the exact number to be determined by the board of directors from time to time. All directors are elected for terms expiring at the next annual meeting of shareholders and until such directors’ successors have been elected and qualified. The amended and restated by-laws also provide that the directors may be removed “with or without cause” upon the affirmative vote of a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote for the election of directors.
Unless otherwise required by law, vacancies on the board of directors, including vacancies resulting from an increase in the number of directors or the removal of directors, may only be filled by an affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, subject to any rights to director election held by any one or more classes or series of preferred stock.
Limitations on Call of Special Meetings of Shareholders
The amended and restated by-laws provide that special meetings of shareholders may only be called by the chairman of the board of directors, the chief executive officer, the president, or the board of directors, and shall be called by the chairman of the board of directors or the secretary of the Company upon the written request of shareholders that own at least 10% of the shares entitled to vote on the matters to be brought before the proposed special meeting. For purposes of such shareholder request, shareholders are deemed to own those shares held net long as described in the amended and restated by-laws.
Limitation on Written Consent of Shareholders
The amended and restated certificate of incorporation generally provides that action by holders of Common Stock cannot be taken by written consent without a meeting unless such written consents are signed by all shareholders entitled to vote on the action to be taken.
Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings
Our amended and restated by-laws establish advance notice procedures for shareholder proposals concerning nominations for election to the board of directors and new business to be brought before meetings of shareholders. These procedures require that notice of such shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, we must receive the notice at our principal executive offices not less than 120 nor more than 150 days prior to the anniversary date of the annual meeting of shareholders before the one in which the shareholder proposal is to be considered.
In order for a director nominee to have access to the Company’s proxy statement, the amended and restated by-laws require the nominee to be nominated by not more than 20 shareholders, each of whom has a non-control intent and has had a net long position of 3% or more of the Company’s outstanding capital stock continuously for at least three years. These provisions make it procedurally more difficult for a shareholder to place a proposed nomination or new business proposal on the meeting agenda and therefore may reduce the likelihood that a shareholder will seek to take independent action to replace directors or with respect to other matters that are not supported by management.
Limitation of Liability and Indemnification Matters
Amended and Restated Certificate of Incorporation. Our amended and restated certificate of incorporation states that a director will not be held personally liable to us or any of our shareholders for damages for a breach of duty as a director except for liability:
•for any breach of the director’s duty of loyalty to us or our shareholders,
•for any act or omission not in good faith or involving a knowing violation of law, or
•for any transaction from which such director derived or received an improper personal benefit.
This provision prevents a shareholder from pursuing an action for damages for breach of duty against one of our directors unless the shareholder can demonstrate one of these specified bases for liability. The inclusion of this provision in the amended and restated certificate of incorporation may discourage or deter shareholders or management from bringing a lawsuit against a director for a breach of his or her duties, even though an action, if successful, might otherwise benefit us and our shareholders. This provision does not affect the availability of non-monetary remedies like an injunction or rescission based upon a director’s breach of his or her duty of care.

Amended and Restated By-Laws. Our amended and restated by-laws provide that we must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding because such person is or was a director or officer of us, or is or was serving at our request as a director or officer, employee or agent of another entity. This indemnification covers expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with such action, suit or proceeding. To receive indemnification, a person must have acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests. In the case of any criminal action or proceeding, the indemnified person also must have had no reasonable cause to believe his or her conduct was unlawful. The amended and restated by-laws limit indemnification in cases when a person has been held liable to us.
Anti-Takeover Effect of New Jersey Business Corporation Act
New Jersey Shareholders Protection Act
We are subject to the provisions of Section 14A-10A of the New Jersey Business Corporation Act, which is known as the “Shareholders Protection Act”.
Generally, the Shareholders Protection Act prohibits a publicly held New Jersey corporation with its principal executive offices or significant business operations in New Jersey, like us, from engaging in any “business combination” with any “interested stockholder” of that corporation for a period of five years following the time at which that stockholder became an “interested stockholder”. An exception applies if (1) the business combination is approved by the board of directors before the stockholder becomes an “interested stockholder”; or (2) the transaction or series of related transactions which caused the stockholder to become an “interested stockholder” was approved by the board of directors prior to the stockholder becoming an “interested stockholder” and any subsequent business combinations with that interested stockholder are approved by the board of directors, provided that any such subsequent business combination is approved by (a) the board of directors, or a committee of that board, consisting solely of persons who are not employees, officers, directors, stockholders, affiliates or associates of that interested stockholder, and (b) the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested stockholder at a meeting called for such purpose.
Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations. An “interested stockholder” is (1) any person that directly or indirectly beneficially owns 10% or more of the voting power of the outstanding voting stock of Prudential Financial; or (2) any “affiliate” or “associate” of ours that directly or indirectly beneficially owned 10% or more of the voting power of the then-outstanding stock of Prudential Financial at any time within a five-year period immediately prior to the date in question.
In addition, under the Shareholders Protection Act, we may not engage in a business combination with an interested stockholder at any time unless:
•our board of directors approved the business combination prior to the time the stockholder became an interested stockholder;
•the holders of two-thirds of our voting stock (which includes Common Stock) not beneficially owned by the interested stockholder affirmatively vote to approve the business combination at a meeting called for that purpose;
•the consideration received by the non-interested stockholders in the business combination meets the standards of the statute, which is designed to ensure that all other shareholders receive at least the highest price per share paid by the interested stockholder; or
•a business combination is approved by (a) the board of directors, or a committee of the board of directors consisting solely of persons who are not employees, officers, directors, stockholders, affiliates or associates of the interested stockholder prior to the consummation of the business combination; and (b) the affirmative vote of the holders of a majority of the voting stock (excluding that beneficially owned by the interested stockholder) at a meeting called for that purpose if the transaction or series of related transactions with the interested stockholder which caused the person to become an interested stockholder was approved by the board of directors prior to the consummation of that transaction or series of related transactions.
A New Jersey corporation that has publicly traded voting stock may not opt out of these restrictions.
Board Consideration of Certain Factors
Under the New Jersey Business Corporation Act, in discharging their duties, our directors may consider the effects that an action taken by us may have on interests and people in addition to our shareholders, such as employees, customers and the community. The directors may also consider the long-term as well as the short-term interests of us and our shareholders, including the possibility that these interests may best be served by our continued independence.

Transfer Agent
The transfer agent and registrar for our Common Stock is Computershare Limited.